

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Marcela Castro
Chief Financial Officer
IperionX Limited
129 W Trade Street Suite 1405
Charlotte, North Carolina 28202

>   **Re: IperionX Limited**
>   **Form 20-F for the Fiscal Year ended June 30, 2024**
>   **Filed October 30, 2024**
>   **File No. 001-41338**

Dear Marcela Castro:

    We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation